Exhibit (a)(2)(A)

Procera Networks, Inc. | 47448 Fremont Blvd. | Fremont, CA 94538 p. 510-230-2777 | f. 510-656-1355 | www.proceranetworks.com

May 6, 2015

Dear Stockholder:

On behalf of the Board of Directors of Procera Networks, Inc. (the “Company”), I am pleased to inform you that on April 21, 2015, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), with KDR Holding, Inc., a Delaware corporation (“Parent”), and KDR Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Parent and Purchaser are owned by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Pursuant to the terms of the Merger Agreement, Purchaser commenced a cash tender offer to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per share of $11.50, net to the seller in cash (the “Offer Price”), without interest, and subject to deduction for any required withholding of taxes.

The offer is subject to the satisfaction or waiver of certain conditions, including that a minimum number of Shares are validly tendered in the offer and not properly withdrawn, and that certain regulatory approvals are obtained. Upon completion of the offer, Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent. At the effective time of the merger, each outstanding Share (other than (i) Shares held by the Company or any subsidiary of the Company, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent, and (iii) Shares held by the Company’s stockholders who perfect their appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

After careful consideration, the Company’s Board of Directors unanimously determined that the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the offer and the merger, are advisable, fair to and in the best interests of the Company and its stockholders and approved the Merger Agreement, the offer and the merger.

Accordingly, and for the other reasons described in more detail in the enclosed copy of the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”), the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the offer and tender their Shares in the offer.

Accompanying this letter is (i) a copy of the Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated May 6, 2015, (iii) a Letter of Transmittal for use in tendering your Shares and (iv) other related offer materials. Please read the enclosed materials carefully.

The offer is scheduled to expire at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless extended in accordance with the terms of the Merger Agreement.

For any questions about this offer, the merger or other matters, please contact the Company’s Investor Relations department at (510) 230-2777 or diane.pope@proceranetworks.com.

On behalf of the Company’s Board of Directors and management, we thank you for your support.

Sincerely,

/s/ James F. Brear
James F. Brear
Chief Executive Officer